SHININGBANK
Energy Ltd.

06014452

June 9, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 15 2006
WASH, D.C.
185

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Press Release dated May 9, 2006
2. First Quarter Report 2006 dated May 9, 2006
3. Certification of Interim Filings – CFO dated May 8, 2006
4. Certification of Interim Filings – CEO dated May 8, 2006
5. Press Release dated May 16, 2006
6. Material Document – Third Amending Agreement (to the Credit Agreement) dated April 13, 2006
7. Report of Voting Results for the annual and special meeting of unitholders held on May 16, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

PROCESSED
JUN 16 2006
THOMSON
FINANCIAL

H:\SEC\Cover Ltr 2006-06-09.DOC

SHININGBANK
Energy Income Fund

May 9, 2006 **TSX: SHN.UN**

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy Announces First Quarter 2006 Financial Results

Shiningbank Energy Income Fund (the "Fund"), today announced its financial results for the three months ended March 31, 2006. Production for the first quarter was 21,828 barrels of oil equivalent per day (boe/d) where natural gas is converted to barrels of oil equivalent on the basis of 6 mcf per boe. Revenues, funds flow and net earnings all increased over the comparable period in 2005 due mainly to higher commodity prices. The Fund distributed $0.80 per Trust Unit in the quarter representing a 13% annualized pre-tax cash-on-cash distribution rate based on the period end closing price of Trust Units. The accompanying table provides additional highlights.

	Three months ended March 31,		
	2006	2005	%
FINANCIAL ($ thousands except per Trust Unit amounts)			
Oil and natural gas sales	$ **106,043**	$ 80,139	32
Net earnings before income taxes	**20,549**	12,889	59
Future income tax recovery	**(3,653)**	(1,486)	146
Net earnings after income taxes	**24,202**	14,375	68
Funds flow from operations	**62,453**	44,509	40
Distributions to unitholders	**54,695**	37,497	46
Distributions per Trust Unit	**0.80**	0.69	16
Long term debt	**232,359**	178,746	30
Unitholders' equity	**711,615**	496,898	43
OPERATIONS			
Daily production			
Oil (bbl/d)	**2,165**	2,327	(7)
Natural gas (mmcf/d)	**101.3**	86.8	17
Natural gas liquids (bbl/d)	**2,773**	3,242	(14)
Oil equivalent (boe/d)	**21,828**	20,031	9
Average prices (including hedging)			
Oil ($/bbl)	$ **59.43**	$ 56.25	6
Natural gas ($/mcf)	$ **8.83**	$ 7.03	26
Natural gas liquids ($/bbl)	$ **54.03**	$ 45.91	18
Oil equivalent ($/boe)	$ **53.77**	$ 44.41	21
UNIT TRADING			
Units traded (thousands)	**27,497**	9,574	187
Value traded ($ thousands)	$ **684,737**	$ 211,929	223
Unit price			
High	$ **29.52**	$ 23.35	
Low	$ **21.26**	$ 19.77	
Close	$ **24.50**	$ 21.49	
Units outstanding, end of period (thousands)	**68,378**	54,320	

The following discussion and analysis of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is for the three months ended March 31, 2006. This information is provided as of May 8, 2006. The first quarter results have been compared with the corresponding period in 2005. This discussion and analysis should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with the accompanying notes, and the Management Discussion and Analysis ("MD&A") and Annual Information Form ("AIF") for the year ended December 31, 2005. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this discussion and analysis are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in the MD&A and in the AIF for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

	Three months ended March 31,		
	2006	2005	%
Oil (bbl/d)	**2,165**	2,327	(7)
Natural gas (mmcf/d)	**101.3**	86.8	17
Natural gas liquids (bbl/d)	**2,773**	3,242	(14)
Oil equivalent (boe/d)	**21,828**	20,031	9
Natural gas % of production	**77%**	72%	5

First quarter daily average production grew 9% over first quarter 2005 primarily due to the acquisition of Blizzard Energy Inc. ("Blizzard"), which closed August 2, 2005. The Blizzard assets contributed 18% to first quarter 2006 production. Production growth was partially offset by the natural declines of producing properties, which are estimated to average 15% per year, and by fourth quarter 2005 dispositions which averaged 300 boe/d. Oil and NGL production was lower than in first quarter 2005 due to natural declines. Production for the remainder of 2006 is anticipated to average 22,500 to 23,000 boe/d.

PRICING - INCLUDING HEDGING ACTIVITY

	Three months ended March 31,		
	2006	2005	%
Average prices - including hedging			
Oil ($/bbl)	**$ 59.43**	$ 56.25	6
Natural gas ($/mcf)	**$ 8.83**	$ 7.03	26
Natural gas liquids ($/bbl)	**$ 54.03**	$ 45.91	18
Oil equivalent ($/boe)	**$ 53.77**	$ 44.41	21
Benchmark prices			
WTI (US$/bbl)	**$ 63.48**	$ 49.84	27
AECO natural gas (Cdn$/mcf)	**$ 9.27**	$ 6.69	39

Natural Gas

Shiningbank's realized natural gas price was 26% higher than 2005 at an average $8.83/mcf for the quarter. Hedging increased the realized gas price by $0.09/mcf for the quarter compared with a hedging gain of $0.04/mcf in first quarter 2005. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices, but this was reduced in first quarter 2006 due to a reduction in daily versus monthly index gas prices. This variation is not expected to continue in the remainder of 2006 but could occur again in periods of rapidly weakening daily prices.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $59.43/bbl, up 6% from first quarter 2005. Hedging had no effect on the price for the quarter compared with a hedging loss of $0.37/bbl in first quarter 2005.

The benchmark West Texas Intermediate ("WTI") price averaged 27% higher than in first quarter 2005, however the relative strength of the Canadian dollar moderated the impact of the higher US dollar prices. Oil prices are expected to remain high in US dollar terms, with futures prices currently averaging over US$65.00/bbl for the remainder of 2006.

NGL prices were also strong reflecting high oil prices. The average NGL price in first quarter 2006 was 18% higher than in first quarter 2005 at $54.03/bbl. Shiningbank's NGL prices typically average approximately 80% of Edmonton par oil prices. In first quarter 2006, the Fund's NGL prices averaged 90%, slightly higher than usual due to strong demand for NGL for use as diluent in the transportation of heavy oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50/GJ floor $9.75/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

REVENUES

	Three months ended March 31,			
(000s)	**2006**	**% of Revenue**	2005	% of Revenue
Oil	**$ 11,581**	**11**	$ 11,858	15
Natural gas	**79,700**	**75**	54,567	68
Natural gas liquids	**13,486**	**13**	13,396	17
Other income	**415**	**-**	72	-
Gas hedging	**861**	**1**	324	-
Oil hedging	**-**	**-**	(78)	-
	$ 106,043	**100**	$ 80,139	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended March 31,
(000s)	**2006/2005**
Oil and natural gas liquids	
Volume decrease	**$ (2,757)**
Price increase	**2,648**
Net decrease	**$ (109)**
Natural gas	
Volume increase	**$ 9,213**
Price increase	**16,457**
Net increase	**$ 25,670**

ROYALTIES

	Three months ended March 31,		
	2006	2005	%
Total royalties, net (000s)	**$ 20,373**	$ 18,541	10
As a % of revenue	**19.2%**	23.1%	(17)
Per boe	**$ 10.37**	$ 10.28	1

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased in first quarter 2006 due to increasing production from the Sousa area, where the Fund has lower royalty rates. The Fund expects royalty rates to average 21.0% for the remainder of 2006.

TRANSPORTATION COSTS

		Three months ended March 31,			
		2006		2005	%
Transportation costs (000s)	**$**	**1,451**	$	1,167	24
Per boe	**$**	**0.74**	$	0.65	14

Transportation costs increased 14% on a boe basis from first quarter 2005 due to increased transportation costs related to the Blizzard properties. Transportation costs are expected to average $0.80/boe for the remainder of 2006.

OPERATING COSTS

		Three months ended March 31,			
		2006		2005	%
Operating costs (000s)	**$**	**16,134**	$	11,772	37
Per boe	**$**	**8.21**	$	6.53	26

Operating costs on a boe basis increased 26% from 2005 due to industry cost pressures, higher fuel and power costs together with additional workover costs at Sousa. This was partially offset by the incorporation of the Blizzard properties which have lower operating costs. Operating costs are expected to average $7.25/boe for the remainder of 2006.

OPERATING NETBACKS

		Three months ended March 31,			
($/boe)		**2006**		2005	%
Oil and natural gas sales	**$**	**53.77**	$	44.41	21
Other income		**0.21**		0.04	425
Royalties		**(10.37)**		(10.28)	1
Transportation costs		**(0.74)**		(0.65)	14
Operating costs		**(8.21)**		(6.53)	26
Operating netbacks	**$**	**34.66**	$	26.99	28

Total operating netback increased 28% quarter over quarter due mainly to higher commodity prices. This was partially offset by higher transportation and operating costs.

GENERAL AND ADMINISTRATIVE COSTS

		Three months ended March 31,			
		2006		2005	%
General and administrative costs (000s)	**$**	**2,713**	$	2,177	25
Per boe	**$**	**1.38**	$	1.21	14
Per average Trust Unit	**$**	**0.04**	$	0.04	-

General and administrative costs increased 14% on a boe basis from first quarter 2005 due to higher activity levels related to acquisitions and development activities, increasing costs due to additional regulatory requirements and significant pressure on salary and benefit costs in a very competitive environment for staff. General and administrative costs for the remainder of 2006 are expected to be approximately $1.40/boe.

INTEREST ON LONG TERM DEBT

		Three months ended March 31,			
		2006		2005	%
Interest on long term debt (000s)	**$**	**2,663**	$	1,844	44
Per boe	**$**	**1.36**	$	1.02	33
Per average Trust Unit	**$**	**0.04**	$	0.03	33

Interest expense per average Trust Unit increased 33% from first quarter 2005 due to higher debt levels resulting from an active development program, and higher interest rates. Shiningbank is currently in

compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for the remainder of 2006 is expected to be approximately $1.50/boe.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended March 31,		
	2006	2005	%
Depletion, depreciation and accretion (000s)	**$ 40,819**	$ 30,637	33
Per boe	**$ 20.78**	$ 16.99	22

Depletion, depreciation and accretion per boe rose 22% for the first quarter. The increase was primarily related to the effect of the acquisition of Outlook Energy Corp. ("Outlook") in the second quarter of 2005 and the Blizzard acquisition in third quarter 2005.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended March 31,		
	2006	2005	%
Trust Unit incentive compensation (000s)	**$ 961**	$ 615	56
Per boe	**$ 0.49**	$ 0.34	44

During first quarter 2006, two new issues aggregating 856,000 Trust Unit rights were granted (2005 – one issue of 717,500 Trust Unit rights). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total first quarter 2006 expense of $961,000 (2005 - $615,000) represented the fair value of rights issued during 2003 through to 2006. All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended March 31,		
	2006	2005	%
Internalization of management contract (000s)	**$ 124**	$ 368	(66)
Per boe	**$ 0.06**	$ 0.20	(70)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During first quarter 2006, $124,000 (2005 - $368,000) was expensed, representing the amortization of these escrowed Exchangeable Shares.

TAXES

	Three months ended March 31,		
	2006	2005	%
Capital and large corporation taxes (000s)	**$ 256**	$ 129	98
Future income tax recovery (000s)	**$ (3,653)**	$ (1,486)	146
Per boe	**$ (1.73)**	$ (0.75)	131

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

NET EARNINGS

The following table sets out changes in net earnings before and after income taxes.

	Three months ended March 31,		
	2006	2005	%
Net earnings before income taxes (000s)	**$ 20,549**	$ 12,889	59
Per Trust Unit - basic	**$ 0.30**	$ 0.24	25
Per Trust Unit - diluted	**$ 0.30**	$ 0.23	30
Net earnings after income taxes (000s)	**$ 24,202**	$ 14,375	68
Per Trust Unit - basic	**$ 0.35**	$ 0.26	35
Per Trust Unit - diluted	**$ 0.35**	$ 0.26	35

DISTRIBUTIONS TO UNITHOLDERS

	Three months ended March 31,		
(000s except per Trust Unit amounts)	**2006**	2005	%
Funds flow from operations	**$ 62,453**	$ 44,509	40
Capital expenditures	**(53,674)**	(14,462)	271
Asset retirement expenditures	**(278)**	(473)	(41)
Working capital adjustments	**46,194**	7,923	483
Distributions to unitholders	**$ 54,695**	$ 37,497	46
Distributions per Trust Unit	**$ 0.80**	$ 0.69	16
Trust Units outstanding, end of period	**68,378**	54,320	26
Payout ratio	**88%**	84%	

Total distributions to unitholders for the quarter increased 46% over the same period in 2005 to $54.7 million. The increase was attributable to improved funds flow due to large gains in commodity pricing and higher production volumes. The increase in the number of Trust Units outstanding and larger deductions for planned capital expenditures partially offset the higher funds flow. The Fund paid out 88% of its funds flow for first quarter 2006 compared with 84% in first quarter 2005. Total accumulated Trust Unit distributions were $744.9 million.

On a per Trust Unit basis, distributions increased 16% for first quarter 2006. Distributions per Trust Unit in fourth quarter 2005 increased to $0.30 per Trust Unit from $0.23 per Trust Unit which had been paid since June 2003. This increase reflected stable production performance and strength in natural gas prices. Due to the weakening in natural gas prices in first quarter 2006, distributions were decreased to $0.25 per Trust Unit for the distribution paid on April 15, 2006. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

FUNDS FLOW FROM OPERATIONS

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

	Three months ended March 31,		
(000s)	**2006**	2005	%
Cash flow from operating activities	**$ 64,236**	$ 53,008	21
Change in non-cash working capital	**(2,061)**	(8,972)	(77)
Asset retirement expenditures	**278**	473	(41)
Funds flow from operations	**$ 62,453**	$ 44,509	40

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Oil and natural gas sales	**$ 106,043**	$ 144,539	$ 111,763	$ 83,222
Net earnings before income taxes	**20,549**	49,336	28,259	17,015
Per Trust Unit - basic	**0.30**	0.72	0.46	0.31
- diluted	**0.30**	0.71	0.46	0.31
Net earnings after income taxes	**24,202**	50,085	30,995	18,781
Per Trust Unit - basic	**0.35**	0.73	0.51	0.34
- diluted	**0.35**	0.72	0.50	0.34
Funds flow from operations	**62,453**	94,181	67,721	46,353
Per weighted average Trust Unit	**0.91**	1.38	1.11	0.85
Distributions to unitholders	**54,695**	61,391	45,750	37,628
Per Trust Unit	**0.80**	0.90	0.69	0.69
Payout ratio	**88%**	65%	68%	81%
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Oil and natural gas sales	$ 80,139	$ 82,453	$ 74,713	$ 80,723
Net earnings before income taxes	12,889	13,974	12,297	12,851
Per Trust Unit - basic	0.24	0.26	0.24	0.24
- diluted	0.23	0.25	0.23	0.24
Net earnings after income taxes	14,375	88,038	15,900	16,072
Per Trust Unit - basic	0.26	1.62	0.30	0.30
- diluted	0.26	1.60	0.29	0.29
Funds flow from operations	44,509	47,220	42,924	45,190
Per weighted average Trust Unit	0.81	0.87	0.80	0.84
Distributions to unitholders	37,497	37,390	37,226	36,977
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	84%	79%	87%	82%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program and changes in realized commodity prices, which can be extremely volatile.

Volume increases occurred through the acquisition of Birchill Resources Limited in second quarter 2004, the acquisition of Outlook in second quarter 2005 and again with the acquisition of Blizzard in third quarter 2005. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in first quarter 2006 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third and fourth quarter 2005 followed by a return to more normal levels in first quarter 2006. Oil prices increased substantially in late 2004 and continued to rise in 2005 and first quarter 2006. Distributions per Trust Unit increased 16% in first quarter 2006 based on stable production volumes and high commodity prices, particularly for natural gas. The increase in funds flow from higher commodity prices was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

COSTS OF ACQUISITION AND DEVELOPMENT ACTIVITIES

A total of $53.7 million was spent on drilling and new facilities in first quarter 2006, compared with $14.5 million in the same period in 2005. Funds flow funded $7.8 million of these expenditures, with the balance funded by proceeds from the Fund's Distribution Reinvestment Plan of $2.5 million and bank debt and working capital drawdown of $43.4 million.

A total of 105 wells (82.3 net) were drilled in first quarter 2006, of which 96 (78.8 net) were successful gas wells, six (1.4 net) were successful oil wells, one (0.1 net) was a service well and two (2.0 net) were dry and abandoned.

In the remainder of 2006, the Fund plans to spend an additional $35 to $40 million on drilling, tie-ins, new facilities and maintenance capital. This will be funded through a combination of funds flow, proceeds from the Fund's Distribution Reinvestment Plan and debt financing.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

LONG TERM DEBT

The Fund has a $365 million revolving credit facility, which was increased from $330 million in April 2006, with a syndicate of Canadian chartered banks of which $232.4 million was drawn at March 31, 2006. The revolving period extends to April 25, 2007, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 26, 2007. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to funds flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At March 31, 2006, the debt to annualized funds flow ratio was 0.9:1.

UNITHOLDERS' EQUITY

A total of 191,870 Trust Units were issued during the quarter under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of May 8, 2006, the Fund had 68,400,341 Trust Units, 184,326 non-escrowed Exchangeable Shares and 151,549 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next two years under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of March 31, 2006, the exchange rate was 1.48281 Trust Units for each Exchangeable Share.

CONTRACTUAL OBLIGATIONS

			Payments Due by Period		
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	$ 232,359	$ -	$ -	$ 232,359	$ -
Operating leases	10,716	1,902	5,130	3,684	-
Pipeline transportation	3,156	1,144	2,012	-	-
Total obligations	$ 246,231	$ 3,046	$ 7,142	$ 236,043	$ -

[1] Assumes that the revolving credit facility is not renewed in April 2007.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the Fund's Distribution Reinvestment Plan, debt financing and periodic equity financing.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its oil and gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environmental, Corporate Governance and Reserve Review Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2006, Shiningbank incurred $51,000 for legal services (2005 - $93,000) provided by a firm in which a current director is a partner, $20,000 of which was outstanding at March 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

CONSOLIDATED BALANCE SHEETS

($ thousands)		March 31, 2006		December 31, 2005
		(unaudited)		(audited)
ASSETS				
Current assets				
Accounts receivable	$	**63,000**	$	76,945
Prepaid expenses		**6,693**		6,747
		69,693		83,692
Fixed assets				
Petroleum and natural gas properties and equipment		**1,594,680**		1,539,488
Accumulated depletion and depreciation		**(545,394)**		(505,150)
		1,049,286		1,034,338
Goodwill		**51,124**		51,124
Other assets		**459**		426
	$	**1,170,562**	$	1,169,580
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**80,803**	$	78,332
Trust Unit distributions payable		**34,191**		40,950
		114,994		119,282
Long term debt *(note 2)*		**232,359**		199,129
Future income taxes		**80,176**		83,829
Asset retirement obligation		**31,418**		30,348
Unitholders' equity				
Trust Units *(note 3)*		**1,001,271**		996,855
Exchangeable Shares *(note 3)*		**4,372**		4,248
Contributed surplus *(note 3)*		**3,940**		3,364
Deficit		**(297,968)**		(267,475)
		711,615		736,992
Commitments and contingencies *(note 6)*				
	$	**1,170,562**	$	1,169,580

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(unaudited) ($ thousands, except per Trust Unit amounts)	Three months ended March 31, 2006	2005
Revenues		
Oil and natural gas sales	$ **106,043**	$ 80,139
Royalties	**20,373**	18,541
	85,670	61,598
Expenses		
Transportation	**1,451**	1,167
Operating	**16,134**	11,772
General and administrative	**2,713**	2,177
Interest on long term debt	**2,663**	1,844
Depletion, depreciation and accretion	**40,819**	30,637
Trust Unit incentive compensation *(note 3)*	**961**	615
Internalization of management contract	**124**	368
	64,865	48,580
Earnings before taxes	**20,805**	13,018
Capital and large corporation taxes	**256**	129
Future income tax recovery	**(3,653)**	(1,486)
Net earnings	$ **24,202**	$ 14,375
Deficit, beginning of period	**(267,475)**	(199,445)
Distributions to unitholders	**(54,695)**	(37,497)
Deficit, end of period	$ **(297,968)**	$ (222,567)
Net earnings per Trust Unit *(note 3)*		
Basic	$ **0.35**	$ 0.26
Diluted	$ **0.35**	$ 0.26

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($ thousands)	Three months ended March 31, 2006	2005
Operating activities		
Net earnings	**$ 24,202**	$ 14,375
Items not requiring cash		
Depletion, depreciation and accretion	**40,819**	30,637
Internalization of management contract	**124**	368
Trust Unit incentive compensation	**961**	615
Future income tax recovery	**(3,653)**	(1,486)
Funds flow from operations	**62,453**	44,509
Asset retirement expenditures	**(278)**	(473)
Change in non-cash working capital *(note 4)*	**2,061**	8,972
	64,236	53,008
Financing activities		
Increase (decrease) in long term debt	**33,230**	(3,401)
Distributions to unitholders	**(54,695)**	(37,497)
Issue of Trust Units	**4,031**	3,093
	(17,434)	(37,805)
Change in non-cash working capital *(note 4)*	**(6,759)**	83
	(24,193)	(37,722)
Investing activities		
Property acquisitions	**(778)**	(1,319)
Capital expenditures	**(53,674)**	(14,462)
Proceeds on sale of properties	**-**	10
Proceeds on sale of other assets	**-**	332
	(54,452)	(15,439)
Change in non-cash working capital *(note 4)*	**14,409**	153
	(40,043)	(15,286)
Change in cash	**$ -**	$ -
Cash, beginning of period	**-**	-
Cash, end of period	**$ -**	$ -

See selected accompanying notes to the interim financial statements

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005
(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2005 unless otherwise disclosed. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto in the Fund's 2005 financial report.

2. LONG TERM DEBT

The Corporation maintains a $365 million revolving credit facility (increased from $330 million in April 2006) with a syndicate of Canadian chartered banks of which $232.4 million was drawn at March 31, 2006. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to funds flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 26, 2007.

3. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount
Balance, December 31, 2005	68,186,198	$ 996,855
Issued for cash under Distribution Reinvestment Plan	97,372	2,522
Issued on exercise of rights	94,498	1,510
Less: Commissions and issue costs		(1)
Transfer from contributed surplus on exercise of rights		385
Balance, March 31, 2006	68,378,068	$ 1,001,271

(c) Exchangeable Shares [1]

	Number	Amount
Balance, December 31, 2005	184,326	$ 4,248
Amortization of deferred portion		124
Balance, March 31, 2006	184,326	$ 4,372
Exchange ratio, March 31, 2006	1.48281	
Trust Units issuable upon conversion of non-escrowed shares	273,320	
Trust Units issuable upon conversion of 151,549 escrowed shares	224,718	
Total Trust Units issuable upon conversion of all shares	498,038	

[1] Exchangeable Shares are non-transferable.

(d) Trust Unit Rights Incentive Plan

At March 31, 2006, there were 2,616,502 (2005 - 2,022,734) rights outstanding, of which 950,502 (2005 – 715,234) were exercisable at a weighted average exercise price of $14.02 (2005 - $13.41).

Rights	Number	Weighted Average Exercise Price
Balance, December 31, 2005	1,855,000	$ 16.74
Granted	856,000	$ 29.10
Exercised	(94,498)	$ 15.97
Balance before reduction of exercise price	2,616,502	$ 20.81
Reduction of exercise price		(0.47)
Balance, March 31, 2006	2,616,502	$ 20.34

The following table summarizes information about Trust Unit rights outstanding and exercisable at March 31, 2006:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding At 3/31/06	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Number Exercisable At 3/31/06	Weighted Average Exercise Price
$8.00 to $13.99	512,500	6.1	$ 11.04	502,500	$ 11.00
$14.00 to $19.99	1,168,002	8.4	$ 18.11	448,002	$ 17.40
$20.00 to $28.99	936,000	9.7	$ 28.22	-	$ -
$8.00 to $28.99	2,616,502	8.4	$ 20.34	950,502	$ 14.02

Shiningbank recorded Trust Unit incentive compensation expense of $961,000 for the three months ended March 31, 2006 (2005 – $615,000) for rights issued between 2003 and 2006. This expense is related to costs reported in general and administrative expenses on the statement of earnings and deficit.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	Amount
Balance, December 31, 2005	$ 3,364
Trust Unit incentive compensation	961
Net benefit on rights exercised [1]	(385)
Balance, March 31, 2006	$ 3,940

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

The $5.4 million fair value of the 856,000 rights issued during the quarter - $6.28 per right (2005 - $4.65 per right) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 4.1% (2005 – 4.2%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those

rights would have been recorded during the three months ended March 31, 2006 and March 31, 2005.

(e) Per Trust Unit amounts

For the three months ended March 31, 2006, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 68,596,675 (2005 - 54,614,166). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares, added 501,310 Trust Units (2005 – 1,253,690) to the weighted average number of Trust Units outstanding.

4. OTHER CASH FLOW DISCLOSURES

Three months ended March 31,	2006	2005
Change in non-cash operating working capital		
Accounts receivable	$ 13,945	$ 7,435
Prepaid expenses	54	(2)
Accounts payable and accrued liabilities	(11,938)	1,539
	$ 2,061	$ 8,972
Change in non-cash financing working capital		
Distributions payable to unitholders	$ (6,759)	$ 83
Change in non-cash investing working capital		
Accounts payable for capital accruals	$ 14,409	$ 153
Cash payments		
Cash payments made for taxes	$ 398	$ 4
Cash payments made for interest	$ 2,607	$ 1,950

5. FINANCIAL INSTRUMENTS

At March 31, 2006, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at March 31, 2006, had the contracts been settled at that time, would have been a gain of $1.2 million.

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50 /GJ floor $9.75/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

6. COMMITMENTS AND CONTINGENCIES

The following is a summary of the Fund's contractual obligations and commitments as at March 31, 2006:

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	$ 10,716	$ 1,902	$ 5,130	$ 3,684	$ -
Pipeline transportation	3,156	1,144	2,012	-	-
Total obligations	$ 13,872	$ 3,046	$ 7,142	$ 3,684	$ -

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

7. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2006, Shiningbank incurred $51,000 for legal services (2005 - $93,000) provided by a firm in which a current director is a partner, $20,000 of which was outstanding at March 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

Q1

We expect the new monthly distribution level of 25 cents per unit will be sustainable for the foreseeable future, barring an extended period of weak gas prices.

	2006	2005	%
	Three months ended March 31,		
($ thousands except per Trust Unit amounts)			
Oil and natural gas sales	$ 106,043	$ 80,139	32
Net earnings before income taxes	20,549	12,889	59
Future income tax recovery	(3,653)	(1,486)	146
Net earnings after income taxes	24,202	14,375	68
Funds flow from operations	62,453	44,509	40
Distributions to unitholders	54,695	37,497	46
Distributions per Trust Unit	0.80	0.69	16
Long term debt	232,359	178,746	30
Unitholders' equity	711,615	496,898	43
Daily production			
Oil (bbl/d)	2,165	2,327	(7)
Natural gas (mmcf/d)	101.3	86.8	17
Natural gas liquids (bbl/d)	2,773	3,242	(14)
Oil equivalent (boe/d)	21,828	20,031	9
Average prices (including hedging)			
Oil ($/bbl)	$ 59.43	$ 56.25	6
Natural gas ($/mcf)	$ 8.83	$ 7.03	26
Natural gas liquids ($/bbl)	$ 54.03	$ 45.91	18
Oil equivalent ($/boe)	$ 53.77	$ 44.41	21
Units traded (thousands)	27,497	9,574	187
Value traded ($ thousands)	$ 684,737	$ 211,929	223
Unit price			
High	$ 29.52	$ 23.35	
Low	$ 21.26	$ 19.77	
Close	$ 24.50	$ 21.49	
Units outstanding, end of period (thousands)	68,378	54,320	



Forward-looking statements

This document contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may," "will", "project", "should", "believe", or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this document and in the Fund's Annual Information Form for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

INTERIM

SHININGBANK

Interim Report 2006

fellow unitholders

President's Message

Across the industry, the first quarter was notable for extremes in commodity pricing. Crude oil prices continued to be volatile but have escalated to set a series of new records in 2006. Gas prices, after hitting unusual highs in fourth quarter 2005, dropped dramatically as markets responded to the warmest January in many years and a warm winter across much of North America.

Q1 2006 HIGHLIGHTS

- WITH A DRAMATIC DROP IN GAS PRICES FROM FOURTH QUARTER 2005, DISTRIBUTIONS WERE SET AT $0.25 PER UNIT BEGINNING WITH THE APRIL PAYMENT, DOWN FROM $0.30 PER UNIT FOR THE PREVIOUS FOUR MONTHLY DISTRIBUTIONS.
- DEVELOPMENT DRILLING RECORDED 98% SUCCESS ON 105 WELLS (82.3 NET).
- PRODUCTION INCREASED 9% FROM FIRST QUARTER 2005 WITH WELLS FROM THE Q1 DRILLING PROGRAM STILL TO BE TIED-IN FOLLOWING SPRING BREAK-UP.

At Shiningbank, production growth and a gas price of $11.70/mcf in last year's fourth quarter, our highest quarterly average ever, allowed us to increase monthly distributions to $0.30 from December through to March. With falling gas prices, we averaged $8.83/mcf for the quarter, still well above the $7.03/mcf recorded in first quarter 2005. As a result, distributions were set at $0.25 per unit beginning with the April payment, up from our monthly distribution base of $0.23 per unit for the last two years. The new distribution level is based on current commodity prices, production growth from the accretive nature of the acquisition of Blizzard Energy Inc. ("Blizzard") in August 2005, and the high success rate of our development drilling program. We expect the new distribution level to be sustainable for the foreseeable future barring an extended period of weak gas prices.

Outlook for gas prices

The recent drop in natural gas prices is a good illustration of the market's quick response to the supply-demand scenario in North America. The warm weather in January led to a drastic reduction in gas use through the heart of the heating season. As a result, we are now coming out of the heating season with storage levels 30% higher than last year, and 60% higher than the five-year average. While this will weigh on gas prices for this summer, we anticipate that gas prices will recover heading into next winter's heating season.

Overall, there have been no changes in the long term fundamentals for gas. In fact, we believe gas prices may have found a floor based on a few indicators that we use. For industries with the ability to switch fuels, energy equivalency, the amount of energy produced at the burner tip, is weighed against price to determine energy choice. The gas to oil equivalency has risen to over 9 to 1,

allowing those with the capability, to switch to gas instead of oil for their energy needs. Other indicators are the one-, three- and five-year forward price curves for gas which have turned upward again after declining rapidly earlier in the year, signaling that buyers are coming back to the market. Additionally, there are signs that utility buyers are re-entering the lower-priced gas market, which also supports the demand side.

On the supply side, gas supply fundamentals haven't changed. Producers are still on a treadmill of replacing production with new reserves in the conventional basins in North America. Longer term, new supply sources such as LNG, Arctic gas and coal bed methane are not expected to have material effects for a number of years.

Successful development drilling

In the first quarter we conducted our most active drilling program in the history of the Fund. We drilled 105 wells (82.3 net), with 79 of those wells at 100% interest in the Sousa area of north-western Alberta. Our success rate was 98% which yielded 96 gas wells (78.8 net), six oil wells (1.4 net), one service well (0.1 net) and two dry holes (2.0 net). This program was affected by the warm January weather, which raised costs of the program, but, thanks to a period of cold weather at the end of March, we completed most of the anticipated drilling. We spent almost $54 million, which is expected to be over half of our 2006 capital program. Drilling in the second quarter is expected to be relatively quiet due to the onset of road bans with spring break-up.

Production growth

First quarter production increased 9% to 21,828 boe/d from first quarter 2005. This growth reflects the volumes added from the Blizzard acquisition last August. While volumes were down from 23,288 boe/d in fourth quarter 2005, this reflects normal production declines together with the sale of approximately 300 boe/d of production in fourth quarter 2005, and does not include production additions from the first quarter drilling program. We expect to replace our declines once wells drilled early in the year are onstream, likely by the end of the second quarter.

Strong pricing

Our quarterly gas prices averaged $8.83/mcf after a hedging gain of $0.09/mcf. In the first quarter last year, our gas price averaged $7.03/mcf after a hedging gain of $0.04/mcf. With the high level of gas in storage, we expect to see some price softening during the summer months, typically the pricing low point for the year. However, we do expect a recovery later in the year based on gas market fundamentals and partly, the strength of oil prices.

Oil prices are setting all-time highs as this is written. For the quarter, realized prices were $59.43/bbl. We have no reason to believe that there will be any material change in oil prices in the near term, but we continue to plan our capital programs around lower prices for both oil and gas.

Management appointments

We are pleased to announce two management team appointments. Greg Moore, Vice President, Operations, recently took on the added responsibilities of Chief Operating Officer. Greg has been the key person responsible for the Fund's engineering and field operations since the inception of the Fund in 1996. We also appointed Bruce Thornhill as Vice President, Geology. Bruce joined Shiningbank in 2004 as Manager of Development Geology. With over 25 years experience in development and exploration geology, including experience in both western Canada and east coast off-shore projects, Bruce brings valuable experience to our development drilling activities.

Second quarter outlook

As we head into the second quarter we will see the results of our winter drilling program pay off in terms of production growth and the stabilization of our natural declines. While gas prices have come off unusual highs in last year's fourth quarter, they are back to levels similar to those seen in second quarter 2005, and are continuing to provide excellent netbacks and cash flow. As a result, we expect to sustain distributions at the new level of $0.25 per unit for the foreseeable future barring an extended weak period for gas prices.

David M. Fitzpatrick
President and Chief Executive Officer

May 9, 2006

management's discussion and analysis

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months ended March 31, 2006. This information is provided as of May 8, 2006. The first quarter results have been compared with the corresponding period in 2005. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with the accompanying notes, and the Annual Information Form ("AIF") for the year ended December 31, 2005. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this MD&A are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in the MD&A and in the AIF for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that eventsor circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

Results of Operations

Production Volumes

	Three months ended March 31,		
	2006	2005	%
Oil (bbl/d)	**2,165**	2,327	(7)
Natural gas (mmcf/d)	**101.3**	86.8	17
Natural gas liquids (bbl/d)	**2,773**	3,242	(14)
Oil equivalent (boe/d)	**21,828**	20,031	9
Natural gas % of production	**77%**	72%	5

First quarter daily average production grew 9% over first quarter 2005 primarily due to the acquisition of Blizzard Energy Inc. ("Blizzard"), which closed August 2, 2005. The Blizzard assets contributed 18% to first quarter 2006 production. Production growth was partially offset by the natural declines of producing properties, which are estimated to average 15% per year, and by fourth quarter 2005 dispositions which averaged 300 boe/d. Oil and NGL production was lower than in first quarter 2005 due to natural declines. Production for the remainder of 2006 is anticipated to average 22,500 to 23,000 boe/d.

Pricing – Including Hedging Activity

	Three months ended March 31,		
	2006	2005	%
Average prices – including hedging			
Oil ($/bbl)	**$ 59.43**	$ 56.25	6
Natural gas ($/mcf)	**$ 8.83**	$ 7.03	26
Natural gas liquids ($/bbl)	**$ 54.03**	$ 45.91	18
Oil equivalent ($/boe)	**$ 53.77**	$ 44.41	21
Benchmark prices			
WTI (US$/bbl)	**$ 63.48**	$ 49.84	27
AECO natural gas (Cdn$/mcf)	**$ 9.27**	$ 6.69	39

Natural Gas

Shiningbank's realized natural gas price was 26% higher than 2005 at an average $8.83/mcf for the quarter. Hedging increased the realized gas price by $0.09/mcf for the quarter compared with a hedging gain of $0.04/mcf in first quarter 2005. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices, but this was reduced in first quarter 2006 due to a reduction in daily versus monthly index gas prices. This variation is not expected to continue in the remainder of 2006 but could occur again in periods of rapidly weakening daily prices.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $59.43/bbl, up 6% from first quarter 2005. Hedging had no effect on the price for the quarter compared with a hedging loss of $0.37/bbl in first quarter 2005.

The benchmark West Texas Intermediate ("WTI") price averaged 27% higher than in first quarter 2005, however the relative strength of the Canadian dollar moderated the impact of the higher US dollar prices. Oil prices are expected to remain high in US dollar terms, with futures prices currently averaging over US$65.00/bbl for the remainder of 2006.

NGL prices were also strong reflecting high oil prices. The average NGL price in first quarter 2006 was 18% higher than in first quarter 2005 at $54.03/bbl. Shiningbank's NGL prices typically average approximately 80% of Edmonton par oil prices. In first quarter 2006, the Fund's NGL prices averaged 90%, slightly higher than usual due to strong demand for NGL for use as diluent in the transportation of heavy oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50/GJ floor $9.75/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Revenues

(000s)	2006	% of Revenue	2005	% of Revenue
	Three months ended March 31,			
Oil	**$ 11,581**	**11**	$ 11,858	15
Natural gas	**79,700**	**75**	54,567	68
Natural gas liquids	**13,486**	**13**	13,396	17
Other income	**415**	**–**	72	–
Gas hedging	**861**	**1**	324	–
Oil hedging	**–**	**–**	(78)	–
	$ 106,043	**100**	$ 80,139	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

(000s)	Three months ended March 31, 2006/2005
Oil and natural gas liquids	
Volume decrease	**$ (2,757)**
Price increase	**2,648**
Net decrease	**$ (109)**
Natural gas	
Volume increase	**$ 9,213**
Price increase	**16,457**
Net increase	**$ 25,670**

Royalties

	Three months ended March 31,		
	2006	2005	%
Total royalties, net (000s)	**$ 20,373**	$ 18,541	10
As a % of revenue	**19.2%**	23.1%	(17)
Per boe	**$ 10.37**	$ 10.28	1

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased in first quarter 2006 due to increasing production from the Sousa area, where the Fund has lower royalty rates. The Fund expects royalty rates to average 21.0% for the remainder of 2006.

Transportation Costs

	Three months ended March 31,		
	2006	2005	%
Transportation costs (000s)	**$ 1,451**	$ 1,167	24
Per boe	**$ 0.74**	$ 0.65	14

Transportation costs increased 14% on a boe basis from first quarter 2005 due to increased transportation costs related to the Blizzard properties. Transportation costs are expected to average $0.80/boe for the remainder of 2006.

Operating Costs

	Three months ended March 31,		
	2006	2005	%
Operating costs (000s)	**$ 16,134**	$ 11,772	37
Per boe	**$ 8.21**	$ 6.53	26

Operating costs on a boe basis increased 26% from 2005 due to industry cost pressures, higher fuel and power costs together with additional workover costs at Sousa. This was partially offset by the incorporation of the Blizzard properties which have lower operating costs. Operating costs are expected to average $7.25/boe for the remainder of 2006.

Operating Netbacks

	Three months ended March 31,		
($/boe)	**2006**	2005	%
Oil and natural gas sales	**$ 53.77**	$ 44.41	21
Other income	**0.21**	0.04	425
Royalties	**(10.37)**	(10.28)	1
Transportation costs	**(0.74)**	(0.65)	14
Operating costs	**(8.21)**	(6.53)	26
Operating netbacks	**$ 34.66**	$ 26.99	28

Total operating netback increased 28% quarter over quarter due mainly to higher commodity prices. This was partially offset by higher transportation and operating costs.

General and Administrative Costs

	Three months ended March 31,		
	2006	2005	%
General and administrative costs (000s)	**$ 2,713**	$ 2,177	25
Per boe	**$ 1.38**	$ 1.21	14
Per average Trust Unit	**$ 0.04**	$ 0.04	–

General and administrative costs increased 14% on a boe basis from first quarter 2005 due to higher activity levels related to acquisitions and development activities, increasing costs due to additional regulatory requirements and significant pressure on salary and benefit costs in a very competitive environment for staff. General and administrative costs for the remainder of 2006 are expected to be approximately $1.40/boe.

Interest on Long Term Debt

	Three months ended March 31,		
	2006	2005	%
Interest on long term debt (000s)	**$ 2,663**	$ 1,844	44
Per boe	**$ 1.36**	$ 1.02	33
Per average Trust Unit	**$ 0.04**	$ 0.03	33

Interest expense per average Trust Unit increased 33% from first quarter 2005 due to higher debt levels resulting from an active development program, and higher interest rates. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for the remainder of 2006 is expected to be approximately $1.50/boe.

Depletion, Depreciation and Accretion

	Three months ended March 31,		
	2006	2005	%
Depletion, depreciation and accretion (000s)	**$ 40,819**	$ 30,637	33
Per boe	**$ 20.78**	$ 16.99	22

Depletion, depreciation and accretion per boe rose 22% for the first quarter. The increase was primarily related to the effect of the acquisition of Outlook Energy Corp. ("Outlook") in the second quarter of 2005 and the Blizzard acquisition in third quarter 2005.

Trust Unit Incentive Compensation

	Three months ended March 31,		
	2006	2005	%
Trust Unit incentive compensation (000s)	**$ 961**	$ 615	56
Per boe	**$ 0.49**	$ 0.34	44

During first quarter 2006, two new issues aggregating 856,000 Trust Unit rights were granted (2005 – one issue of 717,500 Trust Unit rights). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total first quarter 2006 expense of $961,000 (2005 – $615,000) represented the fair value of rights issued during 2003 through to 2006. *All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.*

Internalization of Management Contract

	Three months ended March 31,		
	2006	2005	%
Internalization of management contract (000s)	**$ 124**	$ 368	(66)
Per boe	**$ 0.06**	$ 0.20	(70)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During first quarter 2006, $124,000 (2005 – $368,000) was expensed, representing the amortization of these escrowed Exchangeable Shares.

Taxes

	Three months ended March 31,		
	2006	2005	%
Capital and large corporation taxes (000s)	**$ 256**	$ 129	98
Future income tax recovery (000s)	**$ (3,653)**	$ (1,486)	146
Per boe	**$ (1.73)**	$ (0.75)	131

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

Net Earnings

The following table sets out changes in net earnings before and after income taxes.

	Three months ended March 31,		
	2006	2005	%
Net earnings before income taxes (000s)	**$ 20,549**	$ 12,889	59
Per Trust Unit – basic	**$ 0.30**	$ 0.24	25
– diluted	**$ 0.30**	$ 0.23	30
Net earnings after income taxes (000s)	**$ 24,202**	$ 14,375	68
Per Trust Unit – basic	**$ 0.35**	$ 0.26	35
– diluted	**$ 0.35**	$ 0.26	35

Distributions to Unitholders

(000s except per Trust Unit amounts)	2006	2005	%
		Three months ended March 31,	
Funds flow from operations	**$ 62,453**	$ 44,509	40
Capital expenditures	**(53,674)**	(14,462)	271
Asset retirement expenditures	**(278)**	(473)	(41)
Working capital adjustments	**46,194**	7,923	483
Distributions to unitholders	**$ 54,695**	$ 37,497	46
Distributions per Trust Unit	**$ 0.80**	$ 0.69	16
Trust Units outstanding, end of period	**68,378**	54,320	26
Payout ratio	**88%**	84%	

Total distributions to unitholders for the quarter increased 46% over the same period in 2005 to $54.7 million. The increase was attributable to improved funds flow due to large gains in commodity pricing and higher production volumes. The increase in the number of Trust Units outstanding and larger deductions for planned capital expenditures partially offset the higher funds flow. The Fund paid out 88% of its funds flow for first quarter 2006 compared with 84% in first quarter 2005. Total accumulated Trust Unit distributions were $744.9 million.

On a per Trust Unit basis, distributions increased 16% for first quarter 2006. Distributions per Trust Unit in fourth quarter 2005 increased to $0.30 per Trust Unit from $0.23 per Trust Unit which had been paid since June 2003. This increase reflected stable production performance and strength in natural gas prices. Due to the weakening in natural gas prices in first quarter 2006, distributions were decreased to $0.25 per Trust Unit for the distribution paid on April 15, 2006. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

(000s)	2006	2005	%
		Three months ended March 31,	
Cash flow from operating activities	**$ 64,236**	$ 53,008	21
Change in non-cash working capital	**(2,061)**	(8,972)	(77)
Asset retirement expenditures	**278**	473	(41)
Funds flow from operations	**$ 62,453**	$ 44,509	40

Quarterly Financial Information

(000s except per Trust Unit amounts)	**March 31, 2006**	December 31, 2005	September 30, 2005	June 30, 2005
Oil and natural gas sales	**$ 106,043**	$ 144,539	$ 111,763	$ 83,222
Net earnings before income taxes	**20,549**	49,336	28,259	17,015
Per Trust Unit – basic	**0.30**	0.72	0.46	0.31
– diluted	**0.30**	0.71	0.46	0.31
Net earnings after income taxes	**24,202**	50,085	30,995	18,781
Per Trust Unit – basic	**0.35**	0.73	0.51	0.34
– diluted	**0.35**	0.72	0.50	0.34
Funds flow from operations	**62,453**	94,181	67,721	46,353
Per weighted average Trust Unit	**0.91**	1.38	1.11	0.85
Distributions to unitholders	**54,695**	61,391	45,750	37,628
Per Trust Unit	**0.80**	0.90	0.69	0.69
Payout ratio	**88%**	65%	68%	81%
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Oil and natural gas sales	$ 80,139	$ 82,453	$ 74,713	$ 80,723
Net earnings before income taxes	12,889	13,974	12,297	12,851
Per Trust Unit – basic	0.24	0.26	0.24	0.24
– diluted	0.23	0.25	0.23	0.24
Net earnings after income taxes	14,375	88,036	15,900	16,072
Per Trust Unit – basic	0.26	1.62	0.30	0.30
– diluted	0.26	1.60	0.29	0.29
Funds flow from operations	44,509	47,220	42,924	45,190
Per weighted average Trust Unit	0.81	0.87	0.80	0.84
Distributions to unitholders	37,497	37,390	37,226	36,977
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	84%	79%	87%	82%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program and changes in realized commodity prices, which can be extremely volatile.

Volume increases occurred through the acquisition of Birchill Resources Limited in second quarter 2004, the acquisition of Outlook in second quarter 2005 and again with the acquisition of Blizzard in third quarter 2005. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in first quarter 2006 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third and fourth quarter 2005 followed by a return to more normal levels in first quarter 2006. Oil prices increased substantially in late 2004 and continued to rise in 2005 and first quarter 2006. Distributions per Trust Unit increased 16% in first quarter 2006 based on stable production volumes and high commodity prices, particularly for natural gas. The increase in funds flow from higher commodity prices was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

Costs of Acquisition and Development Activities

A total of $53.7 million was spent on drilling and new facilities in first quarter 2006, compared with $14.5 million in the same period in 2005. Funds flow funded $7.8 million of these expenditures, with the balance funded by proceeds from the Fund's Distribution Reinvestment Plan of $2.5 million and bank debt and working capital drawdown of $43.4 million.

A total of 105 wells (82.3 net) were drilled in first quarter 2006, of which 96 (78.8 net) were successful gas wells, six (1.4 net) were successful oil wells, one (0.1 net) was a service well and two (2.0 net) were dry and abandoned.

In the remainder of 2006, the Fund plans to spend an additional $35 to $40 million on drilling, tie-ins, new facilities and maintenance capital. This will be funded through a combination of funds flow, proceeds from the Fund's Distribution Reinvestment Plan and debt financing.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Long Term Debt

The Fund has a $365 million revolving credit facility, which was increased from $330 million in April 2006, with a syndicate of Canadian chartered banks of which $232.4 million was drawn at March 31, 2006. The revolving period extends to April 25, 2007, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 26, 2007. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to funds flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At March 31, 2006, the debt to annualized funds flow ratio was 0.9:1.

Unitholders' Equity

A total of 191,870 Trust Units were issued during the quarter under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of May 8, 2006, the Fund had 68,400,341 Trust Units, 184,326 non-escrowed Exchangeable Shares and 151,549 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next two years under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of March 31, 2006, the exchange rate was 1.48281 Trust Units for each Exchangeable Share.

Contractual Obligations

(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
		Payments Due by Period			
Long term debt principal[1]	**$ 232,359**	$ –	$ –	$ 232,359	$ –
Operating leases	**10,716**	1,902	5,130	3,684	–
Pipeline transportation	**3,156**	1,144	2,012	–	–
Total obligations	**$ 246,231**	$ 3,046	$ 7,142	$ 236,043	$ –

[1] Assumes that the revolving credit facility is not renewed in April 2007.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the Fund's Distribution Reinvestment Plan, debt financing and periodic equity financing.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its oil and gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environmental, Corporate Governance and Reserve Review Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligation

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

Related Party Transactions

During the three months ended March 31, 2006, Shiningbank incurred $51,000 for legal services (2005 – $93,000) provided by a firm in which a current director is a partner, $20,000 of which was outstanding at March 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

Consolidated Balance Sheets

($ thousands)	March 31, 2006	December 31, 2005
	(unaudited)	(audited)
Assets		
Current assets		
Accounts receivable	**$ 63,000**	$ 76,945
Prepaid expenses	**6,693**	6,747
	69,693	83,692
Fixed assets		
Petroleum and natural gas properties and equipment	**1,594,680**	1,539,488
Accumulated depletion and depreciation	**(545,394)**	(505,150)
	1,049,286	1,034,338
Goodwill	**51,124**	51,124
Other assets	**459**	426
	$ 1,170,562	$ 1,169,580
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 80,803**	$ 78,332
Trust Unit distributions payable	**34,191**	40,950
	114,994	119,282
Long term debt (note 2)	**232,359**	199,129
Future income taxes	**80,176**	83,829
Asset retirement obligation	**31,418**	30,348
Unitholders' equity		
Trust Units (note 3)	**1,001,271**	996,855
Exchangeable Shares (note 3)	**4,372**	4,248
Contributed surplus (note 3)	**3,940**	3,364
Deficit	**(297,968)**	(267,475)
	711,615	736,992
Commitments and contingencies (note 6)		
	$ 1,170,562	$ 1,169,580

See selected accompanying notes to the interim financial statements

Consolidated Statements of Earnings and Deficit

(unaudited) ($ thousands, except per Trust Unit amounts)	Three months ended March 31, 2006	2005
Revenues		
Oil and natural gas sales	**$ 106,043**	$ 80,139
Royalties	**20,373**	18,541
	85,670	61,598
Expenses		
Transportation	**1,451**	1,167
Operating	**16,134**	11,772
General and administrative	**2,713**	2,177
Interest on long term debt	**2,663**	1,844
Depletion, depreciation and accretion	**40,819**	30,637
Trust Unit incentive compensation (note 3)	**961**	615
Internalization of management contract	**124**	368
	64,865	48,580
Earnings before taxes	**20,805**	13,018
Capital and large corporation taxes	**256**	129
Future income tax recovery	**(3,653)**	(1,486)
Net earnings	**$ 24,202**	$ 14,375
Deficit, beginning of period	**(267,475)**	(199,445)
Distributions to unitholders	**(54,695)**	(37,497)
Deficit, end of period	**$ (297,968)**	$ (222,567)
Net earnings per Trust Unit (note 3)		
Basic	**$ 0.35**	$ 0.26
Diluted	**$ 0.35**	$ 0.26

See selected accompanying notes to the interim financial statements

Consolidated Statements of Cash Flows

(unaudited) ($ thousands)	Three months ended March 31, 2006	2005
Operating activities		
Net earnings	**$ 24,202**	$ 14,375
Items not requiring cash		
Depletion, depreciation and accretion	**40,819**	30,637
Internalization of management contract	**124**	368
Trust Unit incentive compensation	**961**	615
Future income tax recovery	**(3,653)**	(1,486)
Funds flow from operations	**62,453**	44,509
Asset retirement expenditures	**(278)**	(473)
Change in non-cash working capital (note 4)	**2,061**	8,972
	64,236	53,008
Financing activities		
Increase (decrease) in long term debt	**33,230**	(3,401)
Distributions to unitholders	**(54,695)**	(37,497)
Issue of Trust Units	**4,031**	3,093
	(17,434)	(37,805)
Change in non-cash working capital (note 4)	**(6,759)**	83
	(24,193)	(37,722)
Investing activities		
Property acquisitions	**(778)**	(1,319)
Capital expenditures	**(53,674)**	(14,462)
Proceeds on sale of properties	**–**	10
Proceeds on sale of other assets	**–**	332
	(54,452)	(15,439)
Change in non-cash working capital (note 4)	**14,409**	153
	(40,043)	(15,286)
Change in cash	**$ –**	$ –
Cash, beginning of period	**–**	–
Cash, end of period	**$ –**	$ –

See selected accompanying notes to the interim financial statements

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2006 and 2005
(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. Significant Accounting Policies

The interim consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2005 unless otherwise disclosed. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto in the Fund's 2005 financial report.

2. Long Term Debt

The Corporation maintains a $365 million revolving credit facility (increased from $330 million in April 2006) with a syndicate of Canadian chartered banks of which $232.4 million was drawn at March 31, 2006. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to funds flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 26, 2007.

3. Trust Units

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount
Balance, December 31, 2005	**68,186,198**	**$ 996,855**
Issued for cash under Distribution Reinvestment Plan	**97,372**	**2,522**
Issued on exercise of rights	**94,498**	**1,510**
Less: Commissions and issue costs		**(1)**
Transfer from contributed surplus on exercise of rights		**385**
Balance, March 31, 2006	**68,378,068**	**$ 1,001,271**

(c) Exchangeable Shares[1]

	Number	Amount
Balance, December 31, 2005	**184,326**	**$ 4,248**
Amortization of deferred portion		**124**
Balance, March 31, 2006	**184,326**	**$ 4,372**
Exchange ratio, March 31, 2006	**1.48281**	
Trust Units issuable upon conversion of non-escrowed shares	**273,320**	
Trust Units issuable upon conversion of 151,549 escrowed shares	**224,718**	
Total Trust Units issuable upon conversion of all shares	**498,038**	

[1] Exchangeable Shares are non-transferable.

3. Trust Units *(continued)*

(d) Trust Unit Rights Incentive Plan

At March 31, 2006, there were 2,616,502 (2005 – 2,022,734) rights outstanding, of which 950,502 (2005 – 715,234) were exercisable at a weighted average exercise price of $14.02 (2005 – $13.41).

	Number	Weighted Average Exercise Price
Rights		
Balance, December 31, 2005	**1,855,000**	**$ 16.74**
Granted	**856,000**	**$ 29.10**
Exercised	**(94,498)**	**$ 15.97**
Balance before reduction of exercise price	**2,616,502**	**$ 20.81**
Reduction of exercise price		**(0.47)**
Balance, March 31, 2006	**2,616,502**	**$ 20.34**

The following table summarizes information about Trust Unit rights outstanding and exercisable at March 31, 2006:

	Rights Outstanding			Rights Exercisable	
	Number Outstanding At March 31, 2006	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable At March 31, 2006	Weighted Average Exercise Price
$8.00 to $13.99	**512,500**	**6.1**	**$ 11.04**	**502,500**	**$ 11.00**
$14.00 to $19.99	**1,168,002**	**8.4**	**$ 18.11**	**448,002**	**$ 17.40**
$20.00 to $28.99	**936,000**	**9.7**	**$ 28.22**	**–**	**$ –**
$8.00 to $28.99	**2,616,502**	**8.4**	**$ 20.34**	**950,502**	**$ 14.02**

Shiningbank recorded Trust Unit incentive compensation expense of $961,000 for the three months ended March 31, 2006 (2005 – $615,000) for rights issued between 2003 and 2006. This expense is related to costs reported in general and administrative expenses on the statement of earnings and deficit.

The following table reconciles the movement in the contributed surplus balance:

	Amount
Contributed Surplus	
Balance, December 31, 2005	**$ 3,364**
Trust Unit incentive compensation	**961**
Net benefit on rights exercised[1]	**(385)**
Balance, March 31, 2006	**$ 3,940**

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

The $5.4 million fair value of the 856,000 rights issued during the quarter – $6.28 per right (2005 – $4.65 per right) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 4.1% (2005 – 4.2%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the three months ended March 31, 2006 and March 31, 2005.

(e) Per Trust Unit amounts

For the three months ended March 31, 2006, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 68,596,675 (2005 – 54,614,166). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares, added 501,310 Trust Units (2005 – 1,253,690) to the weighted average number of Trust Units outstanding.

4. Other Cash Flow Disclosures

	Three months ended March 31, 2006	2005
Change in non-cash operating working capital		
Accounts receivable	**$ 13,945**	$ 7,435
Prepaid expenses	**54**	(2)
Accounts payable and accrued liabilities	**(11,938)**	1,539
	$ 2,061	$ 8,972
Change in non-cash financing working capital		
Distributions payable to unitholders	**$ (6,759)**	$ 83
Change in non-cash investing working capital		
Accounts payable for capital accruals	**$ 14,409**	$ 153
Cash payments		
Cash payments made for taxes	**$ 398**	$ 4
Cash payments made for interest	**$ 2,607**	$ 1,950

5. Financial Instruments

At March 31, 2006, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at March 31, 2006, had the contracts been settled at that time, would have been a gain of $1.2 million.

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50 /GJ floor $9.75/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

6. Commitments and Contingencies

The following is a summary of the Fund's contractual obligations and commitments as at March 31, 2006:

		Payments Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	**$ 10,716**	$ 1,902	$ 5,130	$ 3,684	$ –
Pipeline transportation	**3,156**	1,144	2,012	–	–
Total obligations	**$ 13,872**	$ 3,046	$ 7,142	$ 3,684	$ –

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

7. Related Party Transactions

During the three months ended March 31, 2006, Shiningbank incurred $51,000 for legal services (2005 – $93,000) provided by a firm in which a current director is a partner, $20,000 of which was outstanding at March 31, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

Corporate Information

Board of Directors

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and
Chief Executive Officer

D. Grant Gunderson
Director

Edward W. Best
Director

Warren D. Steckley
Director

Richard W. Clark
Director

Officers

David M. Fitzpatrick
President and
Chief Executive Officer

Gregory D. Moore
Vice President, Operations
and Chief Operating Officer

Bruce K. Gibson
Vice President, Finance
and Chief Financial Officer

Terry P. Prokopy
Vice President, Land

R. Bruce Thornhill
Vice President, Geology

Alan G. Glessing
Controller

Murray J. Desrosiers
Corporate Secretary
and General Counsel

Head Office

Suite 1310, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

Trustee

Computershare Trust
Company of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Engineering Consultants

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Legal Counsel

Gowling Lafleur Henderson LLP
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Symbol: SHN.UN

Abbreviations

bbl	barrels of oil or natural gas liquids
bcf	billion cubic feet of natural gas
boe	barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)
/d	per day
GJ	gigajoule
mbbl	thousand barrels
mmbbl	million barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet of natural gas
mmcf	million cubic feet of natural gas
mmbtu	million British thermal units
NGL	natural gas liquids
tcf	trillion cubic feet of natural gas

A Note About BOEs

The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certification of Interim Filings during Transition Period

I, Bruce K. Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 8, 2006

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Vice President, Finance and
Chief Financial Officer

Certification of Interim Filings during Transition Period

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 8, 2006

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

SHININGBANK
Energy Income Fund

May 16, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces June 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for June 2006 will be **C$0.25 per unit. The distribution is payable on June 15, 2006 to unitholders of record on May 31, 2006. The ex-distribution date is May 29, 2006.**

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

THIRD AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of April 13, 2006.

AMONG:

SHININGBANK ENERGY LTD.
as Borrower (the "**Borrower**")

OF THE FIRST PART

- and-

THE TORONTO-DOMINION BANK
as Administration Agent (the "**Agent**")

OF THE SECOND PART

- and-

THE PERSONS NAMED ON THE SIGNATURE PAGES HEREOF
as Lenders (hereinafter collectively referred to as the "**Lenders**" and sometimes individually referred to as a "**Lender**")

OF THE THIRD PART

WHEREAS the parties hereto are parties to the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1. Interpretation

1.1 In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent therewith:

(a) "**Agreement**" means this agreement, as amended, modified, supplemented or restated from time to time; and

(b) "**Credit Agreement**" means the Restated Credit Agreement dated as of December 31, 2004 between the Borrower, the Agent and the Lenders party thereto, as amended by the First Amending Agreement dated April 18, 2005 between the Borrower, the Agent and the Lenders party thereto, as further amended by the Second Amending Agreement dated August 2, 2005 between the Borrower, the Agent and the Lenders party thereto.

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemented hereto. Unless otherwise indicated, all references to "Sections" refer to Sections of this Agreement.

1.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2. Amendments and Confirmations

2.1 Section 1.1 of the Credit Agreement is hereby amended as follows:

(a) the definition of "Loan Limit" is deleted and replaced with the following:

""**Loan Limit**" means Cdn. $365,000,000 (or the U.S. Equivalent thereof) and shall be subject to reduction and adjustment in accordance with the provisions hereof;"

(b) the definition of "Swing Line Commitment" is deleted and replaced with the following:

""**Swing Line Commitment**" means Cdn. $15,000,000 or the U.S. Equivalent thereof, subject to reduction in accordance with the terms hereof;" and

(c) the definition of "Term-Out Date" is deleted and replaced with the following:

""**Term-Out Date**" means April 26, 2007 (subject to one or more extensions in accordance with Section 2.2, which, in the event of any Partial Extension, will result in different Term-Out Dates among the Lenders as provided for in Section 2.2(f));".

2.2 Section 2.8(a) of the Credit Agreement is hereby amended by deleting such section in its entirety and substituting therefor the following:

"(a) Annually, the Super Majority Lenders shall determine the borrowing base for the Credit Facility (the "**Borrowing Base**"), based on the most recent Engineering Report delivered to the Agent pursuant to this Agreement. In making any such determination, each Lender shall act in accordance with its usual and customary practices for production loans of this nature using such reasonable assumptions as each Lender may determine in its discretion."

2.3 In accordance with Section 2.8(a) of the Credit Agreement, as amended by this Agreement, the parties hereto confirm and agree that the Borrowing Base is Cdn. $365,000,000 or the U.S. Equivalent.

2.4 Schedule "A" to the Credit Agreement is hereby deleted in its entirety and Schedule "A" attached hereto is substituted therefor.

3. Additional Fees

In consideration of the Lenders entering into this Agreement and agreeing to increase their Commitments in accordance with the new Schedule "A" attached hereto, the Borrower agrees to pay the Lenders an upfront fee of **[the wording was intentionally removed due to confidentiality]**. The amount payable to each Lender shall be **[the wording was intentionally removed due to confidentiality]** of the incremental amount of such Lender's Commitment and shall be payable on the date hereof by payment to the Agent on behalf of the Lenders.

4. Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary and has the capacity and power to own its own property and assets, to carry on business, to execute and deliver this Agreement, to comply with the provisions hereof and to duly perform and observe all of its obligations hereunder and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action;

(b) the execution, delivery and performance by the Borrower of this Agreement will not violate any provision of:

(i) any applicable law or Governmental Authorization of any Governmental Authority having jurisdiction; or

(ii) its constating documents, or any agreement, deed, undertaking or instrument to which the Borrower is a party or by which it or its assets are bound except for any such violation which would not have a Material Adverse Effect;

(c) this Agreement constitutes, a legal, valid and binding obligation of the Borrower enforceable in accordance with the terms, subject to the exceptions referred to in the opinion of Borrower's counsel referred to in Section 6 of this Agreement; and

(d) no Default or Event of Default has occurred and is continuing.

Section 8.3 of the Credit Agreement shall apply mutatis mutandis to the representations and warranties set out in this Agreement.

5. Confirmation of the Credit Agreement other Loan Documents

The Credit Agreement and the other Loan Documents and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective as of the date hereof.

6. Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent in order to effect the full extent of and fully perform and carry out the terms of this Agreement. Without limiting the generality of the foregoing, the Borrower shall deliver, concurrent with the execution hereof, an opinion, satisfactory to the Agent, acting reasonably, of the Borrower's counsel addressed to the Agent and the Lenders and relating to the Borrower, the execution, delivery and enforceability of this Agreement and such other matters as may be reasonably requested by the Agent or its counsel.

7. Counterparts and Facsimile Execution

This Agreement may be executed in any number of counterparts in either original or facsimile form, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

THE BORROWER:

SHININGBANK ENERGY LTD.

Per: (signed)
Name: DAVID M. FITZPATRICK
Title: President and Chief Executive Officer

Per: (signed)
Name: BRUCE K. GIBSON
Title: Vice President, Finance and Chief Financial Officer

THE AGENT:

THE TORONTO-DOMINION BANK, as Agent

Per: (signed)
Name:
Title:

THE LENDERS:

THE TORONTO-DOMINION BANK

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

BANK OF MONTREAL

Per: (signed)
Title:

Per: (signed)
Title:

NATIONAL BANK OF CANADA

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

THE BANK OF NOVA SCOTIA

Per: (signed)
Title:

Per: (signed)
Name:
Title:

ALBERTA TREASURY BRANCHES

Per: (signed)
Name:
Title:

Per: (signed)
Name:
Title:

CONFIRMATION OF GUARANTEES AND SECURITY

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that the Guarantees and Security Documents executed and delivered by it are and shall remain in full force and effect in all respects notwithstanding the amendments and supplements contained in the above Third Amending Agreement and continue to apply to all of the Obligations (as defined in the Guarantees). This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Guarantees including, without limitation, Section 2, 3 and 4 of the Guarantees. Capitalized terms used in this Confirmation of Guarantees and Security without express definition shall have the same meanings herein as are ascribed thereto in the above Third Amending Agreement. This Confirmation may be executed in any number of counterparts in either original or facsimile form, all of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

SHININGBANK LIMITED PARTNERSHIP, by its General Partner, SHININGBANK ENERGY LTD.

Per: ______________________________

Name: DAVID M. FITZPATRICK
Title: President and Chief Executive Officer

Per: ______________________________

Name: BRUCE K. GIBSON
Title: Vice President, Finance and Chief Financial Officer

SLP HOLDINGS INC. (formerly 1130243 Alberta Inc.), in its capacity as trustee for and on behalf of SHININGBANK OPERATING TRUST

Per: ______________________________

Name: DAVID M. FITZPATRICK
Title: President and Chief Executive Officer

SLP HOLDINGS INC. (formerly 1130243 Alberta Inc.)

Per: ______________________________

Name: DAVID M. FITZPATRICK
Title: President and Chief Executive Officer

SHININGBANK HOLDINGS CORPORATION

Per: ______________________________

Name: DAVID M. FITZPATRICK
Title: President and Chief Executive Officer

Per: ______________________________

Name: BRUCE K. GIBSON
Title: Vice President, Finance and Chief Financial Officer

SCHEDULE A
COMMITMENTS AND ADDRESSES

LENDER	SYNDICATED COMMITMENT	SWING LINE COMMITMENT	TOTAL COMMITMENT

[the wording was intentionally removed due to confidentiality]

REPORT OF VOTING RESULTS
NATIONAL INSTRUMENT 51-102

SHININGBANK ENERGY INCOME FUND
ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
HELD ON MAY 16, 2006

To: Canadian Securities Administrators in each province

In accordance with Section 11.3 of National Instrument 51-102 "Continuous Disclosure Obligations", the following sets out the matters voted on at the Annual and Special Meeting of Unitholders of Shiningbank Energy Income Fund (the "Fund") held on May 16, 2006. Each of the matters is descibed in greater detail in the Fund's Notice of Meeting and Information Circular dated March 16, 2006 (the "Circular"). The vote on each matter was conducted by way of show of hands, except for matters 8 and 9 on which the votes were conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1. Appointment of Auditors of the Fund

Appointment of KPMG LLP as auditors of the Fund and to authorize Computershare Trust Company of Canada, as trustee of the Fund (the "Trustee"), to determine the remuneration of the auditors.

Votes For		Votes Withheld	
#	%	#	%
36,856,782	99.48	194,452	0.52

2. Appointment of Auditors of Shiningbank Energy Ltd.

To direct Shiningbank Holdings Corporation to vote at the annual meeting of shareholders of Shiningbank Energy Ltd. with respect to the appointment of KPMG LLP as auditors of Shiningbank Energy Ltd. and to authorize the Board of Directors of Shiningbank Energy Ltd. to determine the remuneration of the auditors.

Votes For		Votes Withheld	
#	%	#	%
36,781,851	99.27	269,384	0.73

3. Election of Directors of Shiningbank Energy Ltd.

To direct Shiningbank Holdings Corporation to vote at the annual meeting of shareholders of Shiningbank Energy Ltd. with respect to the election of the directors of Shiningbank Energy Ltd. for the ensuing year.

Name of Nominee	Votes For		Votes Withheld	
	#	%	%	%
Edward W. Best	36,853,733	99.47	197,503	0.53
Richard W. Clark	36,742,163	99.17	309,073	0.83
David M. Fitzpatrick	36,878,527	99.53	172,709	0.47
D. Grant Gunderson	36,874,697	99.52	176,539	0.48
Robert B. Hodgins	36,848,184	99.45	203,052	0.55
Arne R. Nielsen	36,876,721	99.53	174,515	0.47
Warren D. Steckley	36,872,719	99.52	178,517	0.48

4. Appointment of Auditors of Shiningbank Holdings Corporation

To direct the Trustee on behalf of the Fund to vote at the annual meeting of shareholders of Shiningbank Holdings Corporation with respect to the appointment of KPMG LLP as auditors of Shiningbank Holdings Corporation and to authorize the Board of Directors of Shiningbank Holdings Corporation to determine the remuneration of the auditors.

Votes For		Votes Withheld	
#	%	#	%
36,794,295	99.31	256,939	0.69

5. Election of Directors of Shiningbank Holdings Corporation

To direct the Trustee on behalf of the Fund to vote at the annual meeting of shareholders of Shiningbank Holdings Corporation with respect to the election of Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley as the directors of Shiningbank Holdings Corporation for the ensuing year.

Votes For		Votes Withheld	
#	%	#	%
36,754,156	99.20	297,079	0.80

6. Appointment of Auditors of SLP Holdings Inc.

To direct the Trustee on behalf of the Fund to vote at the annual meeting of shareholders of SLP Holdings Inc. with respect to the appointment of KPMG LLP

as auditors of SLP Holdings Inc. and to authorize the Board of Directors of SLP Holdings Inc. to determine the remuneration of the auditors.

Votes For		Votes Withheld	
#	%	#	%
36,771,986	99.25	279,248	0.75

7. Election of Directors of SLP Holdings Inc.

To direct the Trustee on behalf of the Fund to vote at the annual meeting of shareholders of SLP Holdings Inc. with respect to the election of David M. Fitzpatrick, Arne R. Nielsen and Warren D. Steckley as the directors of SLP Holdings Inc. for the ensuing year.

Votes For		Votes Withheld	
#	%	#	%
36,749,922	99.19	301,313	0.81

8. Amend Royalty Agreements (a special resolution)

To authorize the Trustee to amend the royalty agreement between the Trustee, on behalf of the Fund, and each of Shiningbank Energy Ltd. and Shiningbank Limited Partnership, as further described in the Circular.

Votes For		Votes Against	
#	%	#	%
21,895,603	98.44	347,633	1.56

9. Continuation of Unitholders□Rights Plan

To continue, ratify, confirm and approve the Unitholders□Rights Plan Agreement, as further described in the Circular.

Votes For		Votes Against	
#	%	#	%
19,064,677	85.71	3,178,559	14.29